September 28, 2011

Mr. Ernest Greene
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:           DXP Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010 - Filed March 16, 2011
Form 10-Q for the period ended June 30, 2011 - Filed July 27, 2011
File No. 0-21513

Dear Mr. Greene:

I have reviewed the comments contained in your letter to me dated August 31, 2011.  My responses are keyed to your comments.

DXP Enterprises, Inc. (“DXP”) acknowledges that:

•	DXP is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	DXP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Legal Proceedings, page 13

1.           DXP believes the possibility of DXP incurring a material loss related to the BP America Production Company litigation is remote.  There has been very little activity in this lawsuit during the past seven years.  DXP has had no communication from the plaintiff regarding this lawsuit in more than a year.  While these facts would negate the need to include it as part of our disclosures, DXP believed disclosure of this lawsuit in our December 31, 2010 Form 10-K was appropriate because of the amount of damages the plaintiffs were seeking.  We will continue to monitor the progression of this lawsuit, our ability to estimate the possible range of loss, if any, related to it and its materiality.  If the facts dictate that we expect it to result in a material loss in future periods we will update our disclosure in future filings as appropriate. Until then, in future filing, DXP will revise the last sentence of the disclosure regarding the BP America Production Company litigation to say, "DXP currently believes the claim is without merit and the possibility of the claim having a material adverse effect on our business, financial condition, cash flows or results of operations is remote."

2.           In future filings, DXP will revise our disclosure to say, "From time to time, the Company is a party to various legal proceedings arising in the ordinary course of its business.  The company believes that the outcome of any of these various proceedings will not have a material adverse effect on our business, financial condition, cash flows or results of operations."

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16.

3.           In future filings, DXP will provide a more formal analysis by each individual reportable segment.

Discussion of Critical Accounting Policies, page 25

Revenue Recognition, page 25

4.           In future filings, DXP will quantify the amounts recognized under the percentage of completion method, discuss how and when any losses or contracts will be recorded, and the typical time-span of a contract.

Following are the example disclosures regarding the percentage of completion method which will be included in future filings:

For binding agreements to fabricate tangible assets to customer specifications, the Company recognizes revenues using the percentage of completion method.  Under this method, revenues are recognized as costs are incurred and include estimated profits calculated on the basis of the relationship between costs incurred and total estimated costs at completion.  If at any time expected costs exceed the value of the contract, the loss is recognized immediately.  Approximately $6.5 million of revenues were recognized on contracts in process as of December 31, 2010.  The typical time span of these contracts is approximately one to two years.

Impairment of Long-Lived Assets and Goodwill, page 26

5.           In future filings, DXP will specifically disclose whether or not the fair value of our reporting units substantially exceeds the carrying value of our reporting units.

6.           In future filings, DXP will provide additional disclosures regarding impairment of long-lived assets.

Following are example disclosures regarding impairment of long-lived assets which will be included in future filings:

Long-lived assets, including property, plant and equipment and amortizable intangible assets comprise a significant portion of our total assets.  We evaluate the carrying value of long-lived assets when impairment indicators are present or when circumstances indicate that impairment may exist under authoritative guidance. When events or changes in circumstances indicate that a long-lived assets carrying amount may not be recoverable, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.  Depending on the circumstances, this could be at a reporting unit or segment level.

The following are examples of events or changes in circumstances that might suggest an asset or asset group should be tested for impairment:

a.           A significant decrease in the market price of a long-lived asset  (asset group)
b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition
c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator
d.
A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

e.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Estimates of future cash flows are generally used to test the recoverability of a long-lived asset (asset group), unless market information is available that would more clearly indicate the fair value of an asset or asset group.  To the extent estimates of future cash flows are utilized, only the future cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset (asset group) are utilized.  Those estimates shall exclude interest charges that will be recognized as an expense when incurred.

These impairment tests are heavily influenced by assumptions and estimates that are subject to change as additional information becomes available.  We concluded DXP did not have an impairment of long-lived assets during 2010.

Consolidated Statements of Income, page 33

7.           Service revenues for 2010 and preceding years were less than 10% of total sales and less than 10% of each segment's sales.  In future filings, if revenues from services equal or exceed 10% of total revenues, DXP will show revenues from services separately as required by Item 5-03 of Regulation S-X.

Please contact me at 713-996-4897 if you have any questions regarding this letter or to confirm that the staff will have no further comments of our filing.

Sincerely,

/s/ Mac McConnell
Mac McConnell
Senior Vice President & CFO

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